RISK FACTORS


         The shares of common stock being offered hereby are speculative and should not be purchased by anyone who cannot afford a loss of their entire investment. Before making an investment in ParkerVision, you should carefully consider the risks described below.

We have had a history of losses which may ultimately compromise our ability to implement our business plan and continue in operations.

         We have had losses in each year since our inception in 1989, and continue to have an accumulated deficit which, at June 30, 2005, was $126 million. The net loss for 2004 was $14.8 million, and the net loss for the six months ended June 30, 2005 was $15.7 million. To date, our technologies and products have not produced revenues sufficient to cover operating, research and development and overhead costs. We also will continue to make expenditures on research and development and on pursuing patent protection for our intellectual property. We expect that our revenues in the near term will not bring the company to profitability. If we are not able to generate sufficient revenues, and we have insufficient capital resources, we will not be able to implement our business plan and investors will suffer a loss in their investment. This may result in a change in our business strategies.

We expect to need additional capital in the future, which if we are unable to raise will result in our not being able to implement our business plan as currently formulated.

         Because we have had net losses and, to date, have not generated positive cash flow from operations, we have funded our operating losses from the sale of equity securities from time to time and the sale of our video division in 2004. We anticipate that our business plan will continue to require significant expenditures for research and development, patent protection, manufacturing, marketing and general operations. Our current capital resources are expected to sustain operations for at least through the first half of fiscal year 2006. Thereafter, unless we increase revenues to a level that they cover operating expenses or we reduce costs, we will require additional capital to fund these expenses. Financing, if any, may be in the form of loans or additional sales of equity securities. A loan or the sale of preferred stock may result in the imposition of operational limitations and other covenants and payment obligations, any of which may be burdensome to the Company. The sale of equity securities will result in dilution to the current stockholders' ownership. The long-term continuation of our business plan is dependent upon the generation of sufficient revenues from the sale of our products, additional funding or reducing expenses or a combination of the foregoing. The failure to generate sufficient revenues, raise capital or reduce expenses could have a material adverse effect on our ability to achieve our long-term business objectives.

Our industry is subject to rapid technological changes which if we are unable to match or surpass, will result in a loss of competitive advantage and market opportunity.

         Because of the rapid technological development that regularly occurs in the microelectronics industry, we must continually devote substantial resources to developing and improving our technology and introducing new product offerings. For example, in fiscal year 2004, we spent approximately $11.4 million on research and development, and we expect to continue to spend a significant amount in this area in the future. These efforts and expenditures are necessary to establish and increase market share and, ultimately, to grow

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revenues. If another company offers better products or our product development lags, a competitive position or market window opportunity may be lost, and therefore our revenues or revenue potential may be adversely affected.

If our products are not commercially accepted, our developmental investment will be lost and our future business continuation will be impaired.

         There can be no assurance that our research and development will produce commercially viable technologies and products. If existing or new technologies and products are not commercially accepted, the funds expended will not be recoverable, and our competitive and financial position will be adversely affected. In addition, perception of our business prospects will be impaired with an adverse impact on our ability to do business and to attract capital and employees.

If our patents and intellectual property do not provide us with the anticipated market protections and competitive position, our business and prospects will be impaired.

         We rely on our intellectual property, including patents and patent applications, to provide competitive advantage and protect us from theft of our intellectual property. We believe that many of our patents are for entirely new technologies. If the patents are not issued or issued patents are later shown not to be as broad as currently believed, or are otherwise challenged such that some or all of the protection is lost, we will suffer adverse effects from the loss of competitive advantage and our ability to offer unique products and technologies. In addition, there would be an adverse impact on the Company's financial condition and business prospects.

If we cannot demonstrate that our technologies and products can compete in the marketplace and are better than current competitive solutions, then we will not be able to generate the sales we need to continue our business and our prospects will be impaired.

         We expect to face competition from chip suppliers such as RF MicroDevices, Anadigics, Maxim and Conexant, among others. Our technology may also face competition from other emerging approaches or new technological advances which are under development and have not yet emerged. If our technologies and products are not established in the market place as improvements over current, traditional chip solutions in wireless communications, our business prospects and financial condition will be adversely affected.

We obtain critical licensing rights for our products from various licensors, some of which are single sources, which may put us at risk if they do not fulfill our requirements or they increase prices that cannot be passed on to our customers.

         We license certain technologies from various licensors, some of which are single sources. Because we depend on outside sources for licenses related to our products, we are at risk that we may not obtain these licenses on a timely basis or may not obtain them at all. If we are unable to obtain needed licenses, our business would be disrupted, and we would have to expend some of our resources to modify our products or find new suppliers and work with them to develop appropriate components. We are also at risk for increases in prices imposed by sources over which we have no control. Our inability to obtain licenses or absorb price increases may have an adverse effect on our own ability to fulfill orders and on our financial condition.

We anticipate selling chips and certain other components to OEMs for which there may only be a limited number of qualified foundries; therefore if we cannot

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secure a foundry relationship for the time and quantity needed, we will not be able to supply our customers and generate revenues.

         We anticipate that our future revenues will come from products that we manufacture using the facilities of third party foundries. We believe there are several such producers available for the production of our products. If, however, the foundry with which we are working is not able to devote the manufacturing space and time or is not able to carry our production for us, we will have to locate another qualified foundry. Locating and changing foundries may take unexpected amounts of time and likely will cause delays and additional expenses. An unsuccessful business relationship with a foundry or a change in foundries also likely will result in our being unable to temporarily supply customers which might jeopardize the relationship, result in penalties and cause a loss of revenues.

We believe that we will rely, in large part, on key business and sales relationships for the successful commercialization of our products, which if not developed or maintained, will have an adverse impact on achieving market awareness and acceptance and loss of business opportunity.

         To achieve a wide market awareness and acceptance of our products, as part of our business strategy, we will attempt to enter into a variety of business relationships with other companies which will incorporate our components into their products and/or market products based on our technologies. Our successful commercialization of our products will depend in part on our ability to meet obligations under contracts with respect to the products and related development requirements. The failure of the business relationships will limit the commercialization of our products which will have an adverse impact on our business development and our ability to generate revenues and recover development expenses.

We have limited experience in interfacing with third party foundry partners for the production of chips to be sold to the OEM market which may result in production inadequacies, delays and rejection.

         We have limited experience in the interfacing with third party foundry partners for the production of chips for the OEM market. If there are manufacturing errors resulting from our inexperience or by the third party manufacturers, there may be resulting delays while they are corrected. In addition, using others to manufacture on our behalf exposes us to timing, quality and delivery risks. The failure to produce adequate numbers of products, at the quality levels expected by our customers, may result in the loss of acceptance of our products, or result in excessive returns and possible warranty claims. These may result in loss of commercialization opportunities as well as adversely affect revenues and cause additional, unanticipated expenses.

Until we are able to sell product in large enough volumes, our production and sales expenses per unit will have an adverse impact on gross margins.

         Initially our products offerings may be produced in small quantities resulting in higher per unit costs to produce. These costs will reduce gross margins. It is possible that the costs to produce may not be fully recoverable resulting in write downs of inventory. This will have a negative impact on our financial condition and results of operations.

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We are highly dependent on Mr. Jeffery Parker as our chief executive officer whose services, if lost, would have an adverse impact on the leadership of the Company and industry and investor perception about our future.

         Because of Mr. Parker's position in the company and the respect he has garnered in the industry in which we operate and from the investment community, the loss of the services of Mr. Parker might be seen as an impediment to the execution of our business plan. If Mr. Parker were no longer available to the company, investors may experience an adverse impact on their investment. Mr. Parker has an employment contract that expires in September 2005. We maintain key-employee life insurance for our benefit on Mr. Parker.

If we are unable to attract highly skilled employees we will not be able to execute our research and development plans or provide the highly technical services that our products require.

         Our business is very specialized, and therefore it is dependent on having skilled and specialized employees to conduct our research and development activities, operations, marketing and support. The inability to obtain these kinds of persons will have an adverse impact on our business development because persons will not obtain the information or services expected in the markets and may prevent us from successfully implementing our current business plans.

The outstanding options and warrants may affect the market price and liquidity of the common stock.

         At June 30, 2005, we had 20,900,374 shares of common stock outstanding and had 6,075,779 exercisable options and warrants for the purchase of shares of common stock, assuming no terminations or forfeitures of such options and warrants. On December 31, 2005 and 2006, there will be 6,311,180 and 6,517,262, respectively of the currently outstanding options and warrants exercisable (assuming no terminations or forfeitures). All of the underlying common stock of these securities is or will be registered for sale to the holder or for public resale by the holder. The amount of common stock available for the sales may have an adverse impact on our ability to raise capital and may affect the price and liquidity of the common stock in the public market. In addition, the issuance of these shares of common stock will have a dilutive effect on current stockholders' ownership.

Provisions in the certificate of the incorporation and by-laws could have effects that conflict with the interest of stockholders.

         Some provisions in our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control. For example, the board of directors has the ability to issue preferred stock without stockholder approval, and there are pre-notification provisions for director nominations and submissions of proposals from stockholders to a vote by all the stockholders under the by-laws. Florida law also has anti-takeover provisions in its corporate statute.